Exhibit 12

NewMarket Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(in thousands, except ratios)	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income tax expense	$339,099	$341,311	$337,568	$301,344	$257,589
Interest and financing expenses, net	16,567	17,796	8,435	14,151	12,668
Portion of rent expense representative of interest factor	10,082	8,541	8,115	7,911	7,170
Amortization of capitalized interest	371	339	313	283	256
Adjusted income from continuing operations before income tax expense	$366,119	$367,987	$354,431	$323,689	$277,683

Fixed charges:
Interest and financing expenses (before deducting capitalized interest) (a)	$17,825	$21,236	$11,126	$19,314	$17,597
Portion of rent expense representative of interest factor	10,082	8,541	8,115	7,911	7,170
Total fixed charges	$27,907	$29,777	$19,241	$27,225	$24,767

Ratio of earnings to fixed charges	13.1	12.4	18.4	11.9	11.2

(a) Prior year amounts have been adjusted to include the impact of our discontinued operation. The impact was not material.